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                                                                         ANNEX A

399 Park Avenue
New York, New York 10022
(212) 339 9100
Fax: (212) 339 9109

                                THE BEACON GROUP
                                CAPITAL SERVICES, LLC

February 10, 1998

Board of Directors
Illinois Central Corporation
455 N. Cityfront Plaza Drive
Chicago, Il 60611-5504

Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.001 per share (the "Shares"), of Illinois Central Corporation (the "Company") of the Aggregate Consideration (as defined below) to be received by such holders pursuant to the Agreement and Plan of Merger, dated as of February 10, 1998 among Canadian National Railway Company ("CN"), Blackhawk Merger Sub, Inc. ("Merger Subsidiary"), an indirect wholly-owned subsidiary of CN, and the Company (the "Agreement").

The Agreement provides for a tender offer for up to 75% of the Shares outstanding (the "Tender Offer") pursuant to which Merger Subsidiary will pay $39.00 per Share in cash for each Share accepted. The Agreement further provides that following the completion of the Tender Offer, Merger Subsidiary will be merged with and into the Company (the "Merger") and each outstanding Share (other than Shares already owned by Merger Subsidiary) will be converted into the right to receive that number of shares (or fraction thereof) of common stock of CN (the "CN Shares") equal to the fraction obtained by dividing $39.00 by the CN Average Closing Price (as defined in the Agreement); provided, however, that the number of CN Shares into which each Share is converted shall not exceed
0.9070 CN Shares and shall not be less than 0.6047 CN Shares. The aggregate of the cash and stock consideration to be received by all of the holders of outstanding Shares pursuant to the Tender Offer and the Merger is referred to herein as the "Aggregate Consideration."

The Beacon Group Capital Services, LLC ("Beacon"), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, financings, private placements, principal investments and other purposes. We are familiar with the Company, with certain professionals of Beacon having previously been affiliated with an entity which acted as the Company's financial advisor from time to time, including in connection with the Company's acquisition of CCP Holdings, Inc. in 1996. Alexander P. Lynch, a managing director of Beacon, has been a director of the Company since 1989 and is the owner of
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Illinois Central Corporation
February 10, 1998
Page 2

125,683 Shares. Mr. Lynch has entered into a binding agreement with CN pursuant to which Mr. Lynch has agreed to convert all options to acquire Shares into options to acquire CN Shares and to vote all of his shares in favor of the adoption of the Agreement.

In connection with this opinion, we have reviewed, among other things, the Agreement; Annual Reports to shareholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 1996; certain interim reports to stockholders and Quarterly Reports on Form 10-Q; certain other communications from the Company to its stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management. We have also reviewed, among other things, Annual Reports to shareholders and Annual Reports on Form 40-F of CN for the two years ended December 31, 1996; the Prospectus issued by CN in connection with its initial public offering on November 17, 1995; certain interim reports to stockholders and Quarterly Reports on Form 6-K; certain other communications from CN to its stockholders; and certain internal financial analyses and forecasts for CN prepared by its management. We also have held discussions with members of the senior management of the Company and CN regarding the past and current business operations, financial condition and future prospects of their respective companies. Furthermore, we have considered the views of senior management of the Company and CN regarding the strategic importance of, and potential synergies expected to be realized from, the Merger. In addition, we have reviewed the reported price and trading activity for the Shares and the CN Shares, compared certain financial and stock market information for the Company and CN with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the railroad industry and performed such other studies and analyses as we considered appropriate.

We have assumed and relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by us for purposes of this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or CN or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. Our advisory services and opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transactions contemplated by the Agreement and do not constitute a recommendation to any shareholder as to how such shareholder should respond to the Tender Offer or vote on the Merger. Our opinion is necessarily based on economic, market, financial and other conditions as they existed on, and could be evaluated as of, the date hereof. In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to a business combination involving the Company.

Based upon and subject to the foregoing and such other matters as we consider relevant, it is our opinion that, as of the date hereof, the Aggregate Consideration to be received by the holders of Shares (other than CN and its affiliates) pursuant to the Tender Offer and the Merger, considered as a unitary transaction, is fair from a financial point of view to such holders.

Very truly yours,

The Beacon Group Capital Services, LLC